UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 5, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: July 5, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Teck Cominco Limited

Suite 600

200 Burrard Street

Vancouver, British Columbia

V6C 3L9

2.	Date of Material Change

July 3, 2007

3.	News Release

A press release with respect to the material change referred to in this report was issued by Teck Cominco Limited (“Teck Cominco”) on July 3, 2007 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On July 3, 2007, Teck Cominco and Aur Resources Inc. (“Aur”) entered into a support agreement (the “Support Agreement”) pursuant to which Teck Cominco agreed that, subject to the terms and conditions of the Support Agreement, it will make an offer (the “Offer”) to acquire all of the outstanding common shares of Aur (“Aur Shares”), pursuant to which each holder of Aur Shares may elect to receive either Cdn.$41.00 in cash per Aur Share held or 0.8749 of a Class B subordinate voting share of Teck Cominco (a “Teck Cominco Share”) and Cdn.$0.0001 for each Aur Share held, subject, in each case, to pro-ration based upon the maximum amount of cash available, and the maximum number of Teck Cominco Shares issuable, under the Offer.

5.	Full Description of Material Change

On July 3, 2007, Teck Cominco and Aur entered into the Support Agreement. The Support Agreement provides that, upon the terms and subject to the conditions set forth in the Support Agreement, Teck Cominco will make the Offer to acquire all of the outstanding Aur Shares and that Aur will co-operate with Teck Cominco and use commercially reasonable efforts to permit the Offer to be successful. The board of directors of Teck Cominco has unanimously approved the making of the Offer.

Subject to the terms and conditions of the Support Agreement, which has been approved by the boards of directors of both Teck Cominco and Aur, Teck Cominco is required to make the Offer. Under the Offer, each holder of Aur Shares may elect to receive either

Cdn.$41.00 in cash per Aur Share held or 0.8749 Teck Cominco Shares and Cdn.$0.0001 for each Aur Share held, subject to pro-ration based upon the maximum amount of cash available and the maximum number of Teck Cominco Shares issuable, under the Offer. Under the terms of the Offer, the maximum amount of cash available to be paid by Teck Cominco will be approximately Cdn.$3.1 billion and the maximum number of Teck Cominco Shares available for issuance will be approximately 22 million Teck Cominco Shares, taking into account the exercise of Aur’s outstanding share options. Assuming full pro-ration of these maximum amounts, this would mean Cdn.$30.75 in cash and 0.2187 of a Teck Cominco Share for each Aur Share would be payable as consideration under the Offer.

Teck Cominco and Aur have made customary representations, warranties and covenants in the Support Agreement, including, among others, covenants that, during the interim period between the execution of the Support Agreement and the earlier of (1) the time of the appointment or election to Aur’s board of directors of persons designated by Teck Cominco who represent a majority of the directors of Aur and (2) the termination of the Support Agreement, (a) Aur will conduct its business in the ordinary course consistent with past practice, (b) Aur will not engage in certain kinds of transactions, (c) subject to certain exceptions, Aur’s board of directors will recommend the Offer to the holders of Aur Shares, and will not withdraw such recommendation or change, modify or qualify such recommendation in a manner adverse to Teck Cominco, (d) Aur will not solicit proposals relating to alternative transactions, and (e) subject to certain exceptions, Aur will not enter into discussions concerning or provide confidential information in connection with any proposals for alternative transactions.

The board of directors of Aur has unanimously approved the making of a recommendation that holders of Aur Shares accept the Offer. The Support Agreement provides that subject to certain exceptions, Aur’s board of directors will not withdraw its recommendation or modify or qualify such recommendation in a manner adverse to Teck Cominco.

The Support Agreement further provides that Aur may not directly or indirectly solicit, encourage or otherwise facilitate inquiries, proposals or offers relating to alternative transactions. However, Aur may, upon receipt of an unsolicited proposal which meets certain conditions, and subject to certain other requirements, provide the person making the proposal with access to information regarding Aur for a period of no more than three days.

Upon receipt of an unsolicited proposal which meets certain conditions, including that the board of directors of Aur determines that such proposal would, if consummated in accordance with its terms, result in a transaction more favourable to holders of Aur Shares from a financial point of view than the Offer (a “Superior Proposal”), then during a period of five business days, Teck Cominco will have the right to propose to amend the Offer and Aur has agreed to co-operate with Teck Cominco with respect thereto, including negotiating in good faith with Teck Cominco, to amend the Offer to enable the Offer to proceed on the amended terms.

The Offer is expected to commence by the mailing to Aur shareholders of the terms of the Offer by take-over bid circular, the Aur directors’ circular and related documents in connection with the Offer, on or before July 18, 2007, with the Offer being open for acceptance for at least 35 days following the date of the mailing, unless varied, withdrawn or extended. The take up of shares under the Offer is subject to certain conditions, including (1) that there have been validly deposited under the Offer and not withdrawn at the expiration time of the Offer at least 66?% of the outstanding Aur Shares (calculated on a fully diluted basis), (2) the absence of any law or order prohibiting the transactions contemplated by the Support Agreement, (3) that all necessary regulatory approvals have been received and that all applicable waiting periods have expired or been terminated, (4) subject to certain exceptions, the accuracy of the representations and warranties of Aur, (5) that there has been no termination of the Support Agreement, and (6) other customary conditions. Teck Cominco may waive any condition except that it may not waive the minimum tender condition to acquire less than 50.01% of the Aur Shares.

The Support Agreement contains certain termination rights for both Teck Cominco and Aur, and further provides that, upon termination of the Support Agreement under specified circumstances, Aur may be required to pay Teck Cominco a termination payment of Cdn.$140 million or an expense payment of Cdn.$5 million under certain other circumstances. Teck Cominco may be required to pay Aur an expense payment of Cdn.$5 million under certain other circumstances.

If and when Teck Cominco takes up at least a simple majority of the Aur Shares under the Offer, Teck Cominco may pursue other means of acquiring any Aur Shares not tendered to the Offer (but Teck Cominco is under no obligation to do so). Aur is required to assist Teck Cominco in connection with any such subsequent acquisition transaction that Teck Cominco may, in its sole discretion, undertake to pursue, provided that the consideration per Aur Share offered in such subsequent acquisition transaction is at least equivalent in value to the consideration per Aur Share offered under the Offer.

The foregoing description of the Support Agreement and the Offer does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which will be filed separately as a material document on SEDAR.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 640-5223.

9.	Date of Report

July 4, 2007

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 4th day of July, 2007.

TECK COMINCO LIMITED

By:	/s/ Peter Rozee
Peter Rozee Senior Vice President, Commercial Affairs

SUPPORT AGREEMENT

THIS AGREEMENT made the 3rd day of July, 2007.

B E T W E E N:

TECK COMINCO LIMITED,

a corporation existing under the laws of Canada

(hereinafter called the “Offeror”)

- and -

AUR RESOURCES INC.,

a corporation existing under the laws of Canada

(hereinafter called the “Company”)

WHEREAS the Offeror desires to acquire all of the common shares (the “Common Shares”) of the Company and is prepared to make an offer to acquire such Common Shares;

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has determined, after receiving financial and legal advice, that it would be in the best interests of the Company for the Board of Directors to support the Offer (as hereinafter defined) and to recommend acceptance of the Offer to holders of Common Shares (“Shareholders”) in writing and for the Company to co-operate with the Offeror and to use its commercially reasonable efforts to permit the Offer to be successful, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1

THE OFFER

1.1	The Offer
(a)

The Offeror shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth below, either make, or cause a directly or indirectly wholly-owned subsidiary of the Offeror whose obligations are guaranteed by the Offeror (the “Acquisition Company”) to make, either alone, or jointly with the Offeror, an offer (the “Offer”) to purchase all outstanding Common Shares, including Common Shares issuable (and that, prior to the Expiry Time (as defined below) are actually issued) upon the conversion, exchange or exercise of any securities of the Company that are convertible into or exchangeable or exercisable for Common Shares (the “Convertible Securities”) at a price per Common Share of: (i) Cdn. $41.00 in cash; or (ii) 0.8749 of a Class B subordinate voting share of the Offeror (the “Offeror Shares”) and Cdn. $0.0001 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn. $3,089,028,335 in cash (the “Cash Maximum”) and an aggregate maximum of 21,972,463 Offeror Shares (the “Share Maximum”), in accordance in all material respects with all applicable securities Laws (as defined in Section 7.8 hereof) in Canada and the United States (collectively, “Securities Laws”). On any take-up of Common Shares, the Cash Maximum and the Share Maximum shall be pro rated to the Common Shares taken up on that date in the same proportion that the number of Common Shares taken up on that date bears to the total number of Common Shares outstanding on a Fully-Diluted Basis (as defined below). In the event a Shareholder that is an eligible Canadian resident receives a combination of cash and Offeror Shares, at the request of such Shareholder delivered to the Offeror with such Shareholder’s tender of Common Shares, the Offeror shall agree to duly and jointly complete with the Shareholder an election under subsection 85(1) or subsection 85(2) of the Income Tax Act (Canada) and the corresponding provision of any applicable provincial tax legislation in respect of the transfer of the Shareholder’s Common Shares to the Offeror. The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, without limitation, subject to subsection 1.1(e) hereof, removing or waiving any condition or extending the period during which Common Shares may be deposited. The Offer shall be subject to the condition that there has been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares which, together with any Common Shares directly or indirectly owned by the Offeror, constitutes at least 66 2/3% of the Common Shares outstanding on a Fully-Diluted Basis at the Expiry Time (as such condition may be amended from time to time in accordance with this Agreement, the “Minimum Tender Condition”) and shall be subject to the other conditions described in Schedule A to this Agreement. For the purposes of this Agreement, “Fully-Diluted Basis” means a basis which assumes that the number of Common Shares outstanding is that number which would be outstanding if all rights to acquire Common Shares, other than those which are not, and cannot in accordance with their terms become, exercisable within 120 calendar days following the Outside Date (as defined below).

(b)

The Offeror shall mail the Offer and accompanying take-over bid circular (collectively, the “Circular”) in accordance in all material respects with applicable Securities Laws to all registered Shareholders as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on the 30th business day (as defined in Section 7.8 hereof) following the execution and delivery of this Agreement (such time on such date being referred to herein as the “Latest Mailing Time”); provided, however, that if the mailing of the Offer is delayed by reason of: (a) an injunction, order or any other action made or taken by a court or regulatory authority of competent jurisdiction, then, provided that such injunction, order or other action is being contested or appealed by the Offeror, the Latest Mailing Time shall be extended to the earlier of 11:59 p.m. on August 30, 2007 and 11:59 p.m. on the fifth (5th) business day following the date on which such injunction, order or other action ceases to be in effect; (b) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to mail the Offer, then, provided that such regulatory waiver, consent or approval is being actively sought, the Latest Mailing Time shall be extended to the earlier of 11:59 p.m. on August 30, 2007 and 11:59 p.m. on the fifth (5th) business day following the date on which such waiver, consent or approval is obtained; (c) the Company not having provided to the Offeror any information pertaining to the Company that is necessary for the completion of the Circular by the Offeror, or not having provided the Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by the Offeror in order that the Circular comply in all material respects with applicable Securities Laws, then the Latest Mailing Time shall be extended to 11:59 p.m. on the fifth (5th) business day following the date on which the Company supplies such necessary information or other assistance; and (d) any financial statements of the Company (including financial information relating to the Company required for the timely preparation of pro forma financial statements of the Offeror) necessary for inclusion in the Circular not being available, then provided that the Offeror is diligently pursuing the preparation of the financial statements to be included in the Circular the Latest Mailing Time shall be extended to 11:59 p.m. on the tenth (10th) business day following the date on which such financial statements become available. Prior to the printing of the Circular, the Offeror shall provide the Company, its counsel and its financial advisors with a reasonable opportunity to review and comment upon the Circular, recognizing that whether or not such comments are appropriate shall be determined by the Offeror, acting reasonably. The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so or in any jurisdiction other than Canada and the United States which would require the Offeror to file a prospectus, registration statement or other similar document. The Offeror shall file the Circular and any other documents required by the Securities Laws in connection with the Offer with applicable securities regulatory authorities within the times and in the manner required by the Securities Laws.

(c)

The Offer shall expire not earlier than midnight (Vancouver time) on the 35th calendar day (the “Initial Expiry Time”) after the date that the Offer is first commenced within the meaning of the Securities Act (Ontario) (the “Commencement Date”), subject to the right of the Offeror to extend from time to time the period during which Common Shares may be deposited under the Offer (such Initial Expiry Time or any extension thereof, the “Expiry Time”) if the Minimum Tender Condition or any other condition to the Offer is not satisfied or waived at the Expiry Time.

(d)	Provided that all of the conditions to the Offer set forth in subsection 1.1(f) hereof and Schedule A to this Agreement shall have been satisfied or waived, the Offeror shall take up and pay for all of the Common Shares tendered under the Offer as soon as reasonably practicable and, in any event, not later than three (3) business days following the time at which the Offeror becomes entitled to take-up such Common Shares under the Offer pursuant to applicable Securities Laws.

(e)

It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior written consent of the Company, (i) increase the Minimum Tender Condition, (ii) impose additional conditions to the Offer, (iii) decrease the consideration per Common Share, (iv) decrease the number of Common Shares in respect of which the Offer is made or (v) otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders (provided that, for certainty, the Offeror may in its sole discretion waive or decrease the Minimum Tender Condition (provided that it may not waive the Minimum Tender Condition in order to acquire less than 50.01% of the Common Shares outstanding (calculated on a Fully-Diluted Basis)), increase the total consideration per Common Share and/or add additional consideration.

(f)

The obligation of the Offeror to make, or cause the Acquisition Company to make, the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and the Acquisition Company and any or all of which may be waived by the Offeror and the Acquisition Company in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement and which shall be deemed to have been waived by the making of the Offer:

(i)	the obligations of the Offeror hereunder shall not have been terminated pursuant to Sections 6.1(A) or 6.1(B) hereof;
(ii)

the Offeror shall have determined, acting reasonably, that no circumstance, fact, change, event or occurrence caused by an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative (including any Governmental Entity) or any other entity, whether or not having legal status (a “Person”) other than the Offeror, an Affiliate (as defined below) of the Offeror or any Person acting jointly or in concert with the Offeror, shall have occurred that would render it impossible for the Minimum Tender Condition or one or more of the conditions set out on Schedule A to this Agreement to be satisfied;

(iii)

assurances satisfactory to the Offeror, in its sole discretion, shall have been received by the Offeror to the effect that all waivers, rulings or orders necessary for the making of the Offer or to mail to the Shareholders the Circular from all applicable securities commissions or other regulatory authorities have been or shall be obtained;

(iv)

the Offeror Shares shall have been conditionally approved for listing on the Toronto Stock Exchange (the “TSX”) and the Offeror shall not have been advised that the Offeror Shares shall not be approved for listing, subject to notice of issuance, by the New York Stock Exchange (the “NYSE”);

(v)

the Board of Directors shall have unanimously recommended that all Shareholders accept the Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to the Offeror, or taken any other action or made any other public statement in connection with the Offer inconsistent with such recommendation;

(vi)	the Company shall have complied in all respects with its covenants in Section 5.2 hereof and in all material respects with its other covenants in this Agreement;
(vii)

all representations and warranties of the Company set forth in Section 1.2 hereof and Schedule C to this Agreement shall be true and correct in all respects at the time of the making of the Offer (except those stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification already contained within such representation or warranty, except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or materially and adversely affect the ability of the Offeror to effect the Contemplated Transaction or, if the Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect on the Offeror; and

(viii)	no cease trade order, injunction or other prohibition at law shall exist against the Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer.
(g)

Each of the Offeror and the Company shall make all filings required of it in Canada and the United States under applicable Securities Laws with respect to the Offer and any solicitation/recommendation statement and all such subsequent filings as may be required under applicable Securities Laws. Each of the Offeror and the Company agrees promptly to correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extend required under applicable Securities Laws.

1.2	Company Approval of the Offer
(a)

The Company represents and warrants to and in favour of the Offeror and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:

(i)

CIBC World Markets Inc. has delivered an oral opinion to the Board of Directors to the effect that the consideration to be received under the Offer is fair from a financial point of view to all Shareholders (other than the Offeror);

(ii)

the Board of Directors, upon consultation with its financial and legal advisors, has unanimously determined that the price offered under the Offer is fair from a financial point of view to all Shareholders (other than the Offeror) and that it is in the best interests of the Company for the Offer to be made and the Board of Directors to support it and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders accept the Offer. Each member of the Board of Directors has agreed to support the Offer and has agreed that the press release to be issued by the Offeror announcing the Offer may so state and that references to such agreement may be made in the Circular and other documents relating to the Offer; provided, however, that references herein to the unanimous determination and approval of the Board of Directors and to the agreement of each of the Directors shall not include Directors who have declared a conflict of interest and have not participated in any consideration of the Offer;

(iii)	the Company is a “foreign private issuer”, as defined in Rule 405 under the 1933 Act;
(iv)	the Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940; and
(v)

(A) the Common Shares are not listed on a national securities exchange in the United States and have not been so listed or quoted on NASDAQ within the 12 calendar months prior to the date hereof; and (B) the most recent annual report or annual information form filed or submitted by the Company with securities regulators of Ontario or with the SEC does not indicate that U.S. holders hold 25% or more of the Common Shares.

(b)

The Company shall prepare and make available for distribution contemporaneously and together with the Circular, in both the English and French languages as circumstances may require, sufficient copies of a directors’ circular relating to the Offer (the “Directors’ Circular”), prepared in all material respects in accordance with all applicable Securities Laws, which shall reflect the foregoing determinations and recommendation, and the Company shall take all other reasonable action to support the Offer. Prior to printing the Directors’

Circular, the Company shall provide the Offeror, its counsel and its financial advisors with a reasonable opportunity to review and comment on the Directors’ Circular, recognizing that whether or not such comments are appropriate shall be determined by the Company, acting reasonably. The Company shall file the Directors’ Circular and any other documents required by all applicable Securities Laws in connection with the Directors’ Circular with applicable securities regulatory authorities within the times and in the manner required by all applicable Securities Laws.

(c)

The Company shall provide the Offeror, as soon as reasonably practicable but in any event no later than 5:00 p.m. (Toronto time) on July 10, 2007, with a list of the registered holders of Common Shares and Convertible Securities and a list of participants in book based nominee registrants such as CDS & Co. and CEDE & Co. as may be made available to the Company upon request, together with their addresses and respective holdings of Common Shares and Convertible Securities. The Company shall concurrently provide the Offeror with the names, addresses and holdings of all Persons having rights to acquire Common Shares or Convertible Securities and the details of such rights. The Company shall from time to time promptly furnish the Offeror with such additional information, including updated or additional lists of Shareholders or holders of Convertible Securities, mailing labels and lists of securities positions and other assistance as the Offeror may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other Persons as are entitled to receive the Offer under applicable Securities Laws.

1.3	Outstanding Stock Options
(a)	The Offeror acknowledges and agrees that:
(i)

the Company’s stock option plan and option agreements provide that all Persons holding options granted thereunder (“Options”), whether by their terms are otherwise currently exercisable or not, are entitled to exercise all such options upon the making of the Offer;

(ii)

it shall agree with the Company to tendering arrangements in respect of the Offer in order to facilitate the conditional cashless exercise of the Options and tender of the Common Shares issuable upon exercise thereof to the Offer, concurrent with the first scheduled expiry time of the Offer in respect of which the Offeror takes up Common Shares pursuant to the Offer, of the Common Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Options to tender the Common Shares issuable upon such conditional exercise of their Options on the basis of guaranteed deliveries); and

(iii)

(A) holders of Options shall be permitted to tender Common Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon the Offeror taking up and paying for the

Common Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Offer in respect of which the Offeror takes up Common Shares pursuant to the Offer and (B) all Common Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Options indicate that the Common Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Common Shares.

(b)

The Company acknowledges and agrees that it is a condition to any cashless exercise of the Options that the Company has obtained all necessary corporate and regulatory approvals to permit such cashless exercise, failing which the Options may be exercised in accordance with this Section 1.3 but on a cash basis.

1.4	Directors and Officers

Promptly upon the purchase by the Offeror of such number of Common Shares as represents at least a majority of the then outstanding Common Shares (the “Effective Date”) and from time to time thereafter, the Company acknowledges that the Offeror shall be entitled to designate such number of members of the Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares owned by the Offeror and the Company shall not frustrate the Offeror’s attempts to do so and covenants to co-operate with the Offeror, subject to all applicable Laws, to enable the Offeror’s designees to be elected or appointed to the Board of Directors and to constitute a majority of the Board of Directors, including, without limitation, at the request of the Offeror, by its commercially reasonable efforts to expand the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable the Offeror’s designees to be elected or appointed to the Board of Directors.

1.5	Subsequent Acquisition Transaction

If, within 120 calendar days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by the Offeror, or an “Affiliate” or an “Associate” (as those terms are defined in the Securities Act (Ontario)) of the Offeror, the Offeror or the Acquisition Company may at its option acquire (a “Compulsory Acquisition”) the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 206 of the Canada Business Corporations Act. If that statutory right of acquisition is not available, or the Offeror does not exercise such right, the Offeror intends to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, although the Offeror shall not be under any obligation to do so. The Company agrees that, in the event the Offeror takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a Fully-Diluted Basis as at the Expiry Time), it shall assist the Offeror in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Company and the Offeror or an Affiliate of the Offeror that the Offeror may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) in connection with the acquisition of the remaining Common Shares, provided that the consideration per Common

Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to and in the same form as the consideration per Common Share offered under the Offer, and further provided that for this purpose, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Offeror’s Share shall be deemed to be at least equivalent in value to each Offeror’s Share offered under the Offer.

1.6	Pre Take-Up Transactions

The Company shall, following the Commencement Date, effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each such reorganization, a “Pre-Acquisition Reorganization”). The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) business days prior to the Expiry Time. Upon receipt of such notice, the Offeror and the Company shall use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary to give effect to each such Pre-Acquisition Reorganization as directed by the Offeror. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver by the Offeror of the conditions to the Offer set forth in Schedule A to this Agreement and shall be effected immediately prior to the take up of the Common Shares tendered to the Offer by the Offeror (such date to be no earlier than the Expiry Time) or at such time thereafter as directed by the Offeror. All such actions to be taken under this Section 1.6 to be at the sole expense of the Offeror.

1.7	Auditors’ Consent

The Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to cause to be delivered to the Offeror, any consents of its independent auditors reasonably requested by the Offeror under all applicable Securities Laws, including all required consents to the incorporation by reference of the reports of such auditors on the financial statements of the Company into the Circular filed with the SEC under cover of Form F-8, Form F-80 or Form F-10, as applicable.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

The Offeror hereby makes to the Company the representations and warranties set out in Schedule B to this Agreement, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes to the Offeror the representations and warranties set out in Schedule C to this Agreement, and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4

CONDUCT OF BUSINESS

4.1	Conduct of Business by the Company

The Company covenants and agrees that, prior to the earlier of the time of the appointment or election to the Board of Directors of Persons designated by the Offeror who represent a majority of the directors of the Company (the “Effective Time”) and the termination of this Agreement, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, the Company shall, and shall cause each of the Company’s Subsidiaries (as that term is defined in Section 5.2 hereof) to:

(a)

continue to carry on its business in the ordinary course consistent with past practice in all material respects and to use commercially reasonable efforts to preserve intact its present business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers, employees and others having business relationships with them;

(b)

except as the Offeror may request pursuant to Section 1.6 hereof, not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization and not reduce its stated capital;

(c)	not amend its articles or by-laws or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;
(d)

not issue, sell or authorize any additional Common Shares, shares of any other class or series of capital of the Company, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (except upon the exercise of Options (as defined in Schedule C to this Agreement) in accordance with Section 1.3 hereof, which Options are outstanding, or are subject to an obligation of the Company to grant, as at the date hereof) or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares in the capital of the Company;

(e)

not declare, pay, authorize or make any distribution, payment or dividend on any of the Company’s securities, except for the required payment of principal or interest on the Company’s debt securities outstanding on the date hereof in accordance with their terms reflected in the Company’s financial statements as at and for the period ended March 31, 2007 and except for the payment of a semi-annual dividend on the Common Shares on July 1, 2007 in the amount of Cdn. $0.05 per share in accordance with the Company’s current publicly disclosed dividend policy;

(f)

not adopt, amend, vary, modify or take any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits except for awards under such plans for officers, directors and employees currently in existence and, in the case of directors and officers of the Company, publicly disclosed, which are made in the ordinary course of business consistent with past practice;

(g)

not acquire or dispose of any assets or securities (except in the ordinary course of business consistent with past practice or in accordance with plans publicly disclosed by the Company prior to the date hereof);

(h)

(i) not incur or commit to incur any indebtedness for borrowed money or issue any debt securities, except for borrowings in the ordinary course of business consistent with past practice under existing credit facilities, (ii) not incur or commit to incur, or guarantee, endorse or otherwise become responsible for, any other material liability, obligation or indemnity or the obligation of any other Person (other than a Subsidiary), or (iii) not make any loans or advances to Persons other than Subsidiaries, except in the ordinary course of business consistent with past practice;

(i)

not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in the Company’s financial statements as at and for the period ended March 31, 2007 or incurred in the ordinary course of business consistent with past practice;

(j)

not waive, release, grant, transfer, exercise or amend any rights of material value or modify or change in any material respect (i) any existing contractual rights in respect of any material joint ventures or material mineral properties, projects or rights of any kind, or (ii) any other material licence, lease, permit, authorization, concession, contract or other document other than in the ordinary course of business consistent with past practice, and only if so doing would not have a Material Adverse Effect on the Company;

(k)

not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments, except bona fide metal hedges under Canadian GAAP entered into to eliminate any bona fide price risk to the Company associated with customers purchasing metals for future delivery and in the ordinary course of business as publicly disclosed by the Company prior to the date hereof;

(l)

use commercially reasonable efforts to cause its current insurance (or re-insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(m)

not make any capital expenditures (except in the ordinary course of business consistent with past practice or in accordance with plans publicly disclosed by the Company prior to the date hereof) in excess of Cdn. $10 million in the aggregate during the period between the date of this Agreement and August 30, 2007;

(n)	not make any changes to existing accounting policies other than as required by applicable Law or by Canadian GAAP;
(o)	not engage in any transaction with any related parties other than with Subsidiaries in the ordinary course;
(p)

not commit to or enter into any new arrangements, or modify any existing arrangements, between the Company and any shareholder or holder of Convertible Securities of the Company owning or controlling more than 5% of the outstanding securities of any class of the Company;

(q)

not acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of stock or assets or otherwise) any Person or other business organization or division or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, except for sales, transfers or purchases of inventory, property, equipment or assets in the ordinary course of business consistent with past practice, and except for capital expenditures permitted by subsection 4.1(m) hereof;

(r)

(i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all such Tax returns shall be true, complete and correct; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes and (iv) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2006, except as may required by applicable Laws;

(s)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Securities Laws;

(t)

except as the Offeror may request pursuant to Section 1.6 hereof, not adopt a plan of liquidation, dissolution or winding-up or resolutions providing for the liquidation, dissolution or winding-up of the Company or any of its Subsidiaries;

(u)

promptly notify the Offeror orally and in writing of (i) any material adverse change (within the meaning of the Securities Act (Ontario)), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of the Company contained herein (including, for greater certainty, contained in Schedule C to this Agreement) to be untrue or inaccurate; or (y) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(v)

except as the Offeror may request pursuant to Section 1.6 hereof, not enter into or complete any material transaction not in the ordinary course of business or in accordance with plans publicly disclosed by the Company prior to the date hereof;

(w)

except as permitted by Section 5.2 hereof, not enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the acquisition of Common Shares by the Offeror or the Acquisition Company pursuant to the Offer or the successful completion of the Contemplated Transaction within 120 calendar days of the Expiry Time or which would render, or which reasonably may be expected to render, inaccurate any of the Company’s representations and warranties set forth in Schedule C to this Agreement or interfere with the completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction; and

(x)

except as permitted by Section 5.2 hereof, not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.

ARTICLE 5

OTHER COVENANTS

5.1	Co-Operation and Assistance and Confirmatory Due Diligence
(a)

Subject to the terms and conditions of this Agreement, the Offeror and the Company shall co-operate and use their commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions, including without limitation, the preparation of any applications for orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement and the Offer, and to complete the Contemplated Transaction, including their obligations under applicable Securities Laws and competition and foreign investment laws. Without limiting the generality of the foregoing, the Company shall provide the Offeror as promptly as practicable with any information pertaining to the Company that is required by applicable Securities Laws in Canada and in the United States or that is otherwise necessary for the completion of the Circular and the registration statement on Form F-8, Form F-80 or Form F-10, as applicable, by the Offeror, and shall provide the Offeror with such other assistance in the preparation of the Circular and such registration statement as may be reasonably requested by the Offeror. The Company shall permit the Offeror to conduct Confirmatory Due Diligence with respect to the Company, its Subsidiaries and its material joint ventures and their respective businesses, financial condition, affairs and prospects until 5:00 p.m. (Toronto time) of the date which is seven (7) calendar days following the date hereof (the “Due Diligence Deadline”). The Company covenants and agrees to provide to the Offeror no later than four (4) calendar days prior to the Due Diligence Deadline complete copies of all material contracts (as defined below) of the Company, its Subsidiaries and material joint ventures, whether or not entered into in the ordinary course of business, except for contracts that are being withheld from the Offeror due to confidentiality reasons, regulatory reasons or commercial sensitivity. For purposes of this subsection 5.1(a), “material contract” means a contract involving a monetary obligation of more than Cdn. $25 million or a contract the breach of or the default under would cause a Material Adverse Effect on the Company, any Subsidiary or any material joint venture.

(b)

All filing fees required in connection with the notification of the Contemplated Transaction or the application for or prosecution of any consent, approval, authorization, registration, filing or submission in accordance with this Section 5.1 shall be borne by the Offeror. Unless otherwise provided, all other fees, expenses and disbursements (including the costs of preparation of any such filings and fees and expenses of legal counsel) incurred in connection with the matters referred to in this Section 5.1 shall be borne by the Offeror if incurred by or on its behalf and by the Company if incurred by or on behalf of the Company.

(c)

Each of the Offeror and the Company shall promptly notify the other if at any time before the Expiry Time it becomes aware that the Circular, the Directors’ Circular, an application for an order, any registration, consent, circular or approval, registration statement or any other filing under corporate or applicable Securities Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, the Directors’ Circular, such application, registration statement or filing, and the Offeror and the Company shall co-operate in the preparation of any amendment or supplement to the Circular, the Directors’ Circular, application, registration statement or filing, as required.

(d)

Subject to the conditions herein provided and except as permitted by Section 5.2 hereof, the Company agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the Contemplated Transaction, including the execution and delivery of such documents as the Offeror may reasonably require, and using commercially reasonable efforts to obtain all necessary waivers, consents, rulings, orders and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under applicable Laws and submissions of information requested by Governmental Entities. The Company shall use commercially reasonable efforts to co-operate with the Offeror in taking such actions.

5.2	No Solicitations, Opportunity to Match, Etc.
(a)	When used in this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” means: (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, dissolution or winding-up in respect of the Company or any Subsidiary of the Company; (ii) any sale or acquisition of 20% or more of the fair market value of the assets of the Company on a consolidated basis; (iii) any sale or acquisition of 20% or more of the Company’s shares of any class or rights or interests therein or thereto; (vi) any sale of any interest in any material joint ventures or material mineral properties; (vii) any similar business combination or transaction, of or involving the Company, any Subsidiary of the Company or material joint venture of the Company, other than with the Offeror; or (viii) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror or the Acquisition Company;

“Subsidiary” means, with respect to a Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such Person and shall include any body corporate, partnership, trust, joint venture or other entity over which such Person exercises direction or control or which is in a like relation to a Subsidiary; and

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by a third party to the Company in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, dissolution winding-up or similar transaction, all of the Common Shares and offering or making available the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory (including any undue delay associated with obtaining any required approval under applicable competition and foreign investment laws) and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), is reasonably likely to be obtained, (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of the Company or any Subsidiary or their respective representatives for a period exceeding three (3) calendar days (provided that any party afforded such access during such period is offered no more than the same access to the same information made available to the Offeror prior to the Due Diligence Deadline); (v) which is offered or made available to all Shareholders on the same terms in Canada and, if Shareholders of the Company resident in the United States beneficially own more than 5% of the issued and outstanding Common Shares, in the United States (provided, however, that the consideration offered and payable to Shareholders resident in the United States may be the cash equivalent of the consideration offered and payable to Shareholders resident in Canada); (vi) in respect of which the Board of Directors determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (and also taking into account all risks of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to subsection 5.2(g) hereof); and (vii) that, subject to compliance with the requirements of Section 5.2 hereof, the Board of Directors has determined to recommend to Shareholders.

(b)

The Company shall not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of the Company or any Subsidiary, take any action of any kind which might, directly or indirectly, interfere with, the successful acquisition of Common Shares by the Offeror pursuant to the Offer or the Contemplated Transaction, including, but not limited to, any action to: (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary, including any material joint ventures or material mineral properties, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal; (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal provided that for greater certainty, the Company may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined; (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of this Agreement or the Offer; (iv) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the public announcement of such Acquisition Proposal shall not be considered to be a violation of this subsection 5.2(b)); or (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement as contemplated in subsection 5.2(c) hereof).

(c)

Notwithstanding subsection 5.2(b) hereof and any other provision of this Agreement, the Board of Directors shall be permitted to: (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the Offeror the approval or recommendation of the Offer; (ii) engage in discussions or negotiations with, or provide information pursuant to this Section 5.2 to, any Person in response to an Acquisition Proposal by any such Person, if and only to the extent that: (A) it has received an unsolicited bona fide written Acquisition Proposal from such Person and the Company’s Board of Directors has determined in good faith based on information then available and after consultation with its financial advisors that such Acquisition Proposal, constitutes a Superior Proposal; (B) in the case of clause (i) above, the Company shall have complied with all other requirements of subsection 5.2(g) hereof, (C) the Company’s Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws; (D) in the case of clause (ii) above, prior to providing any information or data to such Person in connection with such Acquisition Proposal, the Company’s Board of Directors receives from such Person an executed confidentiality agreement which includes a standstill provision (on terms no less favourable to the Company than those contained in the Confidentiality Agreement) that restricts such Person from announcing an intention to acquire, or acquiring, any securities or assets of the Company without the approval of the Company (other than pursuant to a Superior Proposal) for a period of not less than 12 months from the date of such confidentiality agreement; and provided further that the Company sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and that the Offeror is immediately provided with a list of, or in the case of information that was not previously made available to the Offeror, copies of, any information provided to such Person; and (E) in the case of clause (ii) above, prior to providing any information or data to any such Person or entering into discussions or negotiations with any such Person who has made an Acquisition Proposal, the Company has complied with subsection 5.2(e) hereof.

(d)	The Company has notified the Offeror of all Acquisition Proposals currently under consideration and shall cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any Person by the Company or any Subsidiary or any of its or their representatives or agents with respect to any Acquisition Proposal, whether or not initiated by the Company, and, in connection therewith, the Company shall discontinue access to any data rooms (virtual or otherwise) and shall request (and exercise all rights it has to require) the return or destruction of all information regarding the Company and its Subsidiaries previously provided to any such Person or any other Person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any information regarding the Company and its Subsidiaries. The Company shall not release any third party from any confidentiality agreement or standstill agreement (except to allow such party to propose, make and consummate a Superior Proposal). Prior to the Commencement Date, the Company shall confirm to the Offeror that it has demanded that all third parties: (i) with whom the Company has discussed any Acquisition Proposal; (ii) to whom the Company has delivered a confidential information memorandum regarding the Company; or (iii) who have otherwise received any confidential information regarding the Company in connection with any transaction described under the definition of Acquisition Proposal, in each case since January 1, 2006, must either return any such confidential information or certify its destruction.

(e)

From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours after it has received an Acquisition Proposal) notify the Offeror, at first orally and then in writing, of such Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to the Company or any Subsidiary or any material joint venture or material mineral property of which the Company’s directors, officers, representatives or agents are or became aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the Person making the Acquisition Proposal (including any amendment thereto) and shall include copies of any such Acquisition Proposal or any amendment thereto. The Company shall also provide such other details of the Acquisition Proposal or any amendment thereto, as the Offeror may reasonably request. The Company shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any Acquisition Proposal or any amendment thereto, and shall respond promptly to all inquiries by the Offeror with respect thereto.

(f)

The Company shall ensure that its officers, directors, representatives, agents and legal and financial advisors, and its Subsidiaries and their officers, directors, representatives, agents and legal and financial advisors, are aware of the provisions of subsections 5.2(b) to 5.2(e) hereof and agree to be bound thereby, and it shall be responsible for any breach of such provisions by any of them.

(g)

The Company shall not accept, approve or recommend, nor enter into any agreement relating to, an Acquisition Proposal (other than a confidentiality agreement contemplated by subsection 5.2(c)(D) hereof) unless:

(i)	the Acquisition Proposal constitutes a Superior Proposal;
(ii)	the Company has complied with subsections 5.2(b) through 5.2(h) hereof, inclusive;
(iii)

the Company has provided the Offeror with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between the Company and the Person making the Superior Proposal if not previously delivered) at least five (5) business days prior to the date on which the Board of Directors proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(iv)

five (5) business days shall have elapsed from the later of the date the Offeror received notice of the Company’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date the Offeror received a copy of the written proposal in respect of the Acquisition Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with subsection 5.2(h) hereof, the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror;

(v)

if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal after complying with this subsection 5.2(g), the Company concurrently terminates this Agreement pursuant to subsection 6.1(A)(k) hereof; and

(vi)	in the case of (v) above, the Company has previously, or concurrently shall have, paid to the Offeror the Company Termination Payment.
(h)

The Company acknowledges and agrees that, during the five (5) business day period referred to in subsection 5.2(g)(iv) hereof or such longer period as the Company may approve for such purpose, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors shall review any proposal by the Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (y) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal which is publicly announced or made not being a Superior Proposal, and the Offeror has so amended the terms of the Offer. The Offeror and its counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such press release.

Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

The Company also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 5.2.

5.3	Payments and Expenses
(a)	When used in this Agreement, the following terms shall have the following meanings:

“Company Expense Payment” means Cdn. $5 million;

“Company Termination Payment” means Cdn. $140 million, less the amount, if any, paid or payable by the Company to the Offeror as a Company Expense Payment;

“Competing Proposal” means: (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of the Company; (ii) any purchase or other acquisition by a Person (other than the Offeror or the Acquisition Company) of such number of the Company’s Common Shares or any rights or interests therein or thereto which together with such Person’s other direct or indirect holdings of Common Shares and the holdings of any other Person or Persons with whom such first Person may be acting jointly or in concert constitutes at least 50.01% of the Company’s outstanding Common Shares; (iii) any similar business combination or transaction, of or involving the Company; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror or the Acquisition Company; and

“Offeror Expense Payment” means Cdn. $5 million.

(b)	The Company shall pay the Company Termination Payment to the Offeror, by way of a wire transfer in immediately available funds to an account specified by the Offeror, if:
(i)

this Agreement is terminated in the circumstances set out in subsections 6.1(A)(i), (j) or (k) hereof, unless: (A) the termination is under subsections 6.1(A)(i) or (j) hereof and arises solely as a result of a Material Adverse Change in respect of the Offeror which has occurred since the date hereof; and (B) the Board of Directors has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a Material Adverse Change in the Offeror has occurred since the date hereof; and (y) the failure to change the Board’s recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties;

(ii)	this Agreement is terminated pursuant to subsection 6.1(A)(h) hereof as a result of the Company being in default of any of its covenants or obligations contained in Section 5.2 hereof; or
(iii)

(A) prior to the termination of this Agreement a Competing Proposal is publicly announced or otherwise made; and (B) during the period commencing on the date hereof and ending 12 months following the termination of this Agreement (X) such Competing Proposal is consummated, or (Y) the Board of Directors approves or recommends such Competing Proposal, or the Company enters into a definitive agreement with respect to such Competing Proposal, and that Competing Proposal is subsequently consummated at any time thereafter.

Such payment shall be due: (A) in the case of a termination specified in clause (i) or (ii) above, forthwith (and in any event within two (2) business days) following the termination of this Agreement but prior to or concurrently with termination in the case of a termination pursuant to subsection 6.1(A)(k) hereof; and (B) in the case of the circumstances specified in clause (iii) above, prior to or concurrently with the consummation of the Competing Proposal.

(c)

The Company shall forthwith pay the Company Expense Payment to the Offeror by way of a wire transfer in immediately available funds to an account specified by the Offeror if this Agreement is terminated in the circumstances set out in subsections 6.1(A)(h) or 6.1(B) hereof.

(d)

The Offeror shall forthwith pay the Offeror Expense Payment to the Company by way of a wire transfer in immediately available funds to an account specified by the Company if this Agreement is terminated in the circumstances set out in subsections 6.1(A)(b) or (g) hereof.

(e)

The Company acknowledges that the amount set out in this Section 5.3 in respect of the Company Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Offeror shall suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

5.4	Notification of Certain Matters

Each party shall give prompt notice to the other of any failure of such party, or any officer, director, employee, representative or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

5.5	Investigation

Upon reasonable notice and subject to the Confidentiality Agreement, the Company agrees to continue to provide the Offeror and its representatives with reasonable access (without disruption to the conduct of the Company’s business) during normal business hours to all books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable access to the properties of the Company and its Subsidiaries in order to allow the Offeror to conduct Confirmatory Due Diligence pursuant to subsection 5.1(a) hereof and to continue to conduct such investigations as the Offeror may consider necessary or advisable for strategic planning and the structuring of any Pre-Acquisition Reorganization. The Company further agrees to assist the Offeror in all reasonable ways in any investigations which the Offeror may reasonably wish to conduct. Nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with third parties, or information which, in the opinion of the Company, acting reasonably, is competitively sensitive provided that, the Company accepts that the Offeror may have access to such sensitive information in connection with obtaining any required clearances under competition and foreign investment laws. The Offeror shall, subject to the Confidentiality Agreement dated June 29, 2007 between it and the Company under which the Offeror agreed to make available Confidential Information (as defined therein) to the Company, make available information relating to the Offeror and its business and operations to assist the Company in its evaluation and work relating to the integration plan for the parties to be implemented upon the consummation of the Contemplated Transaction. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of the other party contained in this Agreement or any document or certificate given pursuant hereto. For greater certainty, until the earlier of the Effective Date and the termination of this Agreement, access to and exchange of competitively sensitive confidential information (“Confidential Data”) as between the Offeror and the Company shall be limited to that which is reasonably necessary for the purposes of securing any required clearances under applicable competition and foreign investment laws, the preparation and settlement of definitive documents and the advancement of the Offer as contemplated herein and shall be further limited such that the dissemination of such Confidential Data shall be confined to those representatives of the Offeror and the Company and their advisors who have a need to know such information for these purposes and who agree to respect such confidentiality in their dealings with such Confidential Data. In particular, with reference to access to and the sharing of Confidential Data of one party with representatives of the other party for the purposes of preparing any filings or submissions under applicable competition and foreign investment laws in respect of the Offer, the general principle which shall be applied is that such information shall be made available to, exchanged or shared with counsel to the parties rather than the parties or their representatives.

5.6	Shareholder Claims

The Company shall not settle or compromise, or agree to settle or compromise, any claim brought by any present, former or purported holder of any securities of the Company in connection with the Contemplated Transaction prior to the Effective Date without the prior written consent of the Offeror.

5.7	Officers’ and Directors’ Insurance

From and after the Effective Date, the Offeror agrees that for the period from the Expiry Time until six (6) years after the Expiry Time, the Offeror shall cause the Company or any successor to the Company to maintain the Company’s current directors’ and officers’ insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date hereof, for all present and former directors and officers of the Company and its Subsidiaries, covering claims made prior to or within six (6) years after the Expiry Time. Alternatively, the Offeror may purchase as an extension to the Company’s current insurance policies, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such Persons on terms comparable to those contained in the Company’s current insurance policies. From and after the Effective Date, the Offeror shall, and shall cause the Company (or its successor) to, indemnify the current and former directors and officers of the Company and its Subsidiaries to the fullest extent to which the Offeror and the Company are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable Law and contracts of indemnity.

5.8	Alternative Transaction

The Company agrees to co-operate in good faith with the Offeror and to take all reasonable steps and actions to assist the Offeror to complete the Contemplated Transaction as promptly as practicable. In addition, in the event that the Offeror concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or its Affiliates would effectively acquire all of the Common Shares within the same time periods and on economic terms (including, without limitation, tax treatment) having consequences to the Shareholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

5.9	Covenants of the Offeror

The Offeror covenants and agrees with the Company that, except as contemplated in this Agreement, until the earlier of the Expiry Time and the termination of this Agreement:

(a)

it shall use commercially reasonable efforts to, prior to or at the time of issue of the Offeror Shares to be issued pursuant to the Offer, have declared effective a registration statement on Form F-8, Form F-80 or Form F-10, as applicable, registering such shares under the 1933 Act;

(b)	it shall use commercially reasonable efforts to effect the listing of the Offeror Shares to be issued pursuant to the Offer on the TSX and the NYSE prior to the issuance of such shares; and
(c)	it shall deliver to the Company, as soon as they become available, true and complete copies of any documents or information required to be filed by the

Offeror with any Governmental Entities in respect of the Offer subsequent to the date hereof.

ARTICLE 6

TERMINATION, AMENDMENT AND WAIVER

6.1	(A)	Termination Prior to the Effective Time

This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of the Offeror and the Company;
(b)	by the Company, if the Offeror or the Acquisition Company does not mail the Offer by the Latest Mailing Time;
(c)

by the Offeror at any time prior to the mailing of the Offer, if any condition to making the Offer for the Offeror’s benefit is not satisfied or waived by such date provided that the Offeror is not in material breach of its obligations under Section 5.9 hereof;

(d)

by the Offeror if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer, as such Expiry Time may be extended by the Offeror in its sole discretion pursuant hereto, and the Offeror shall not elect to waive such condition;

(e)

by the Offeror or the Company, if the Offeror or the Acquisition Company does not take up and pay for the Common Shares tendered pursuant to the Offer by a date that is 120 calendar days following the date of this Agreement (the “Outside Date”), provided that the right to terminate this Agreement pursuant to this Section 6.1(A) shall not be available to the party seeking to terminate if any action of such party or its Affiliates, or any failure of such party or its Affiliates to perform any of its obligations under this Agreement required to be performed by it, shall have resulted in a condition contained in Schedule A to this Agreement not having been satisfied prior to the Outside Date;

(f)

by the Offeror, if: (i) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling enjoining or otherwise prohibiting the Contemplated Transaction (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any Person or Governmental Entity, which, in the good faith judgment of the Offeror, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, the Contemplated Transaction;

(g)

by the Company, if (i) the Offeror has not complied in all material respects with its covenants or obligations under this Agreement or (ii) any representation or warranty of the Offeror set out in Schedule B to this Agreement shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is ten (10) calendar days from the date of notice of such breach and the Expiry Time, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect on the Offeror;

(h)

by the Offeror, if (i) the Company has not complied in all material respects with any of its covenants or obligations under this Agreement; or (ii) any representation or warranty of the Company set out in Schedule C to this Agreement (as modified or supplemented by the Company Disclosure Letter) shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is ten (10) calendar days from the date of notice of such breach and the Expiry Time, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer prior to the Expiry Time, the completion of the Contemplated Transaction, including any Compulsory Acquisition or any Subsequent Acquisition Transaction or have a Material Adverse Effect on the Company;

(i)

by the Offeror, if: (i) the Board of Directors or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of this Agreement or the Offer in any manner adverse to the Offeror; or (ii) the Board of Directors or any committee thereof recommends or approves, or publicly proposes to recommend or approve or remains neutral beyond the 15 calendar day period set out in subsection 5.2(b) hereof, an Acquisition Proposal;

(j)

by the Offeror, if the Board of Directors or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within five (5) calendar days of any written request to do so from the Offeror; and

(k)

by the Company, if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of subsection 5.2(g) hereof, provided that the Company has previously or concurrently shall have paid to the Offeror the applicable Company Termination Payment and Company Expense Payment and further provided that the Company has not breached any of its covenants, agreements or obligations in this Agreement.

6.1	(B)	Termination Prior to Due Diligence Deadline

This Agreement may be terminated by the Offeror at any time prior to the Due Diligence Deadline if as a result of the Confirmatory Due Diligence conducted by the Offeror pursuant to subsection 5.1(a) hereof, prior to the Due Diligence Deadline (as defined herein), the Offeror determines that (i) the information concerning the Company which has been Disclosed Publicly contained (as at the date thereof) a misrepresentation (within the meaning of applicable Securities Laws) or (ii) the representations and warranties of the Company set out in Schedule B to this Agreement are not true and correct (except those stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification already contained within such representation or warranty, except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or materially and adversely affect the ability of the Offeror to effect the Contemplated Transaction or, if the Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect on the Offeror.

6.2	Amendment

This Agreement may not be amended except by an instrument signed by each of the parties hereto.

6.3	Waiver

At any time prior to the termination of this Agreement pursuant to Sections 6.1(A) or 6.1(B) hereof, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party hereto; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

6.4	Effect of Termination

For greater certainty, the parties agree that the compensation or damages to be received pursuant to Section 5.3 hereof is the sole remedy in compensation or damages of the party receiving such payment. In the event of termination of this Agreement as provided in Sections 6.1(A) or 6.1(B) hereof, this Agreement shall be of no further force or effect, except that (i) for greater certainty, Sections 5.3 and 6.4 hereof shall survive termination of this Agreement; and (ii) nothing herein shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7

GENERAL PROVISIONS

7.1	Advisors

The Offeror and the Company represent and warrant to each other that, with the exception of Merrill Lynch Canada Inc. and its Affiliates for whose fees and expenses the Offeror shall be solely liable, and CIBC World Markets Inc., for whose fees and expenses the Company shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of the Offeror or the Company, as the case may be.

7.2	Public Statements

Except as required by applicable Law or applicable stock exchange requirements, the Company shall not make any public announcement or statement with respect to the Offer or this Agreement without the approval of the Offeror, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, the Company agrees to give prior notice to the Offeror of any public announcement relating to the Offer or this Agreement and agrees to consult with the Offeror prior to issuing each such public announcement. Each of the Offeror and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of the Offeror, its intention to make the Offer, which press release shall, in each case, be satisfactory in form and substance to the other party acting reasonably. The Offeror shall use commercially reasonable efforts to co-ordinate with the Company, and to the extent practicable consult with the Company in advance with respect to, the Offeror’s press releases and public comments with respect to this Agreement.

7.3	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not the next succeeding business day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

The address for service for each of the parties hereto shall be as follows:

(a)	if to the Company:
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Attention:	President and Chief Executive Officer
Fax:	(416) 367-0427

with a copy to:

Heenan Blaikie LLP

200 Bay Street, Suite 2600

Toronto, Ontario

M5J 2J4

Attention:	Kevin Rooney
Fax:	1-866-285-9470
(b)	if to the Offeror:

Suite 600

200 Burrard Street

Vancouver, British Columbia

V6C 3L9

Attention:	Corporate Secretary
Fax:	(604) 640-5395

with a copy to:

Lang Michener LLP

BCE Place

181 Bay Street, Suite 2500

Toronto, Ontario

M5J 2T7

Attention:	Geofrey Myers
Fax:	(416) 365-1719
7.4	Interpretation

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections, subsections, Articles and Schedules refer to sections, subsections, articles and schedules of this

Agreement unless otherwise stated. Unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

7.5	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.

7.6	Entire Agreement, Assignment and Governing Law

This Agreement and the Confidentiality Agreement dated June 29, 2007 previously entered into between the Company and the Offeror (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

This Agreement: (a) is not intended to confer upon any other Person any rights or remedies hereunder; (b) shall not be assigned by operation of Law or otherwise, except that the Offeror may assign all or any portion of its rights under this Agreement to any Affiliate of the Offeror, but no such assignment shall relieve the Offeror of its obligations hereunder; and (c) shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

7.7	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or by other means of recorded electronic communication shall be effective as delivery of a manually executed counterpart of this Agreement.

7.8	Definitions

In this Agreement (including the Schedules hereto), the following terms shall have the following meanings:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;
(b)	“business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Vancouver, British Columbia and Toronto, Ontario;

(c)	“Canadian GAAP” means Canadian generally accepted accounting principles or interpretations thereof;
(d)	“Compulsory Acquisition” has the meaning ascribed thereto in Section 1.5 hereof;
(e)

“Confirmatory Due Diligence” means the investigations to be conducted by the Offeror into the business, affairs, financial condition and prospects of the Company, its Subsidiaries and its material joint ventures in order for the Offeror to determine whether or not the Offeror is entitled to exercise its termination rights under Section 6.1(B) hereof;

(f)

“Contemplated Transaction” means the Offer, the take-up of Common Shares by the Offeror pursuant to the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any Alternative Transaction;

(g)

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(h)	“Governmental Entity” means:
(i)

any Canadian, foreign, multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign;

(ii)	any subdivision, agent, commission, board, or authority of any of the foregoing;
(iii)	any self-regulatory authority or any stock exchange; or
(iv)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
(i)

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(j)

“Material Adverse Change”, when used in connection with a Person, means any change, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, prospects or results of operations of that Person, its Subsidiaries and its material joint ventures as a whole, that is, or could reasonably be expected to be, material and adverse to that Person, its Subsidiaries and its material joint ventures taken as a whole, other than any change, effect, event or occurrence:

(i)	relating to the global economy, Canadian or Chilean economies or political or civil conditions or securities markets in general, including changes in exchange rates;
(ii)	affecting the Canadian or Chilean mining industry or the mining industry in general, including fluctuations in metal prices;
(iii)	relating to a change in the market trading price of shares of that Person, either:
(A)	related to this Agreement and the Offer or the announcement thereof, or
(B)	related to a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i), (ii), (iv) or (v) hereof;
(iv)

relating to any of the principal markets served by that Person’s business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Person; or

(v)

relating to any generally applicable change in applicable Laws or regulations (other than orders, decisions, declarations, rulings, directives, judgments or decrees against that Person, or any of its Subsidiaries or any of its material joint ventures) or in Canadian GAAP;

provided, however, that for the purposes of clauses (i), (ii), (iv) and (v), such effect does not primarily relate only to (or have the effect of primarily relating only to) that Person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect that Person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which that Person, its subsidiaries and its material joint ventures operate. Any determination as to whether any condition or other matter has a Material Adverse Change shall be made only after taking into account all insurance coverage and indemnifications relating to such condition or matter;

(k)

“Material Adverse Effect”, when used in connection with a Person, means any change or effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, prospects or results of operations of that Person, its Subsidiaries and its material joint ventures taken as a whole, other than any effect:

(i)	relating to the global economy, Canadian or Chilean economies or political or civil conditions or securities markets in general, including changes in exchange rates;
(ii)	affecting the Canadian or Chilean mining industry or the mining industry in general, including fluctuations in metal prices;
(iii)	relating to a change in the market trading price of shares of that Person, either:
(A)	related to this Agreement and the Offer or the announcement thereof, or
(B)	related to a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iv) or (v) hereof;
(iv)

relating to any of the principal markets served by that Person’s business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Person; or

(v)

relating to any generally applicable change in applicable Laws or regulations (other than orders, decisions, declarations, rulings, directives, judgments or decrees against that Person, any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP;

provided, however, that for the purposes of clauses (i), (ii), (iv) and (v), such effect does not primarily relate only to (or have the effect of primarily relating only to) that Person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect that Person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which that Person, its subsidiaries and its material joint ventures operate. Any determination as to whether any condition or other matter has a Material Adverse Effect shall be made only after taking into account all insurance coverage and indemnifications relating to such condition or matter;

(l)

“material joint venture” means a joint venture in which a party participates, whether as a partner, shareholder, interest holder or otherwise, that is material to that party’s financial condition, operations or prospects;

(m)	“NASDAQ” means the NASDAQ Stock Market;
(n)	“party” means a party to this Agreement unless the context otherwise requires;
(o)	“Person” has the meaning ascribed thereto in subsection 1.1(f)(ii) hereof;
(p)	“SEC” means the United States Securities and Exchange Commission;
(q)	“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 1.5 hereof;
(r)

“Tax” and “Taxes” means, with respect to any Person, all supranational, federal, state, local, provincial, branch or other taxes, including, but not limited to, income, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties; and

(s)	“U.S. GAAP” means U.S. generally accepted accounting principles or interpretations thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

TECK COMINCO LIMITED
By:	“Donald R. Lindsay”
Name: Donald R. Lindsay
Title: President and Chief Executive Officer
By:	“Peter C. Rozee”
Name: Peter C. Rozee
Title: Senior Vice President, Commercial Affairs

AUR RESOURCES INC.
By:	“James W. Gill”
Name: James W. Gill
Title: President and Chief Executive Officer
By:	“Peter N. McCarter”
Name: Peter N. McCarter
Title: Executive Vice-President, Corporate Affairs

SCHEDULE A

CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Agreement to which this schedule is attached, the Offeror shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	the Minimum Tender Condition;
(b)

the Offeror shall have determined in its reasonable judgment that there does not exist and there shall not have occurred since the date of the Offeror’s announcement of its intention to make the Offer (or, if there does exist or shall have occurred prior to such date, there shall not have been disclosed generally) any change or effect (or condition, event or development involving a prospective change or effect), which, when considered either individually or in the aggregate, would have a Material Adverse Effect on the Company, which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect on the Offeror or the Company;

(c)

the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that materially adversely affects or would reasonably be expected to materially adversely affect the financial, banking or capital markets generally;

(d)

all government or regulatory approvals, orders, authorizations and consents (including, without limitation, those of any stock exchanges or securities regulatory authorities) that in the Offeror’s reasonable judgment are necessary or desirable to complete the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably, and a registration statement relating to the Offeror Shares to be issued pursuant to the Offer shall have become effective under the 1933 Act and no stop order relating to such registration statement shall be in effect;

(e)

the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or by any other Person in Canada, the United States or elsewhere, whether or not

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having the force of Law and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

(A)

to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise full rights of ownership of the Common Shares, the issue of Offeror Shares pursuant to the Offer, or the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(B)

which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect with respect to the Company and the Offeror on a combined basis; or

(C)

which would materially and adversely affect the ability of the Offeror to effect the Offer, the purchase of Common Shares pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)

the representations and warranties made by the Company in this Agreement (including for greater certainty, Schedule C to this Agreement), shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of any earlier time) without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification already contained within such representation or warranty, except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or materially and adversely affect the ability of the Offeror to effect the Contemplated Transaction or, if the Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect on the Offeror;

(g)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with any securities regulatory authority in Canada, the United States or elsewhere which has or may have a Material Adverse Effect on the Company or which, if the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect on the Offeror or the Company; and

(h)	this Agreement shall not have been terminated by the Company or by the Offeror in accordance with its terms.

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The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion (other than any intentional action or inaction by the Offeror). Each of the foregoing conditions is independent of and in addition to each other. The Offeror may, in its sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

In this Schedule B, the following terms shall have the following meanings:

“Class A Shares” means the Class A common shares in the capital of the Offeror;

“Class B Shares” or “Offeror Shares” means the Class B subordinate voting shares in the capital of the Offeror;

“Disclosed Publicly” means publicly disclosed in a filing by the Offeror with the British Columbia Securities Commission and the SEC since January 1, 2006 and on or prior to the date of this Agreement which is currently available for retrieval through the SEDAR system and/or the EDGAR system; and

“Knowledge of the Offeror” means the actual knowledge of any of the senior officers of the Offeror.

The Offeror represents and warrants to and in favour of the Company as follows:

(a)

Organization. The Offeror, each material Subsidiary and each of its material incorporated joint ventures has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate or legal power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. The Offeror’s percentage of ownership of all material Subsidiaries and all material joint ventures is as Disclosed Publicly. All of the outstanding shares of the Offeror’s Subsidiaries which are held directly or indirectly by the Offeror are validly issued, fully paid and non-assessable and are owned directly or indirectly by the Offeror free and clear of all Encumbrances of any kind or nature whatsoever held by third parties. Other than as Disclosed Publicly: (i) there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Offeror’s Subsidiaries; and (ii) all ownership interests of the Offeror and its Subsidiaries in the Offeror’s material joint ventures are owned free and clear of all Encumbrances of any kind or nature whatsoever held by third parties and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any ownership interests therein except outstanding rights of first refusal and pre-emptive rights under existing agreements governing the joint ventures.

(b)

Capitalization. The authorized capital of the Offeror consists of an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of preferred shares issuable in series (“Preferred Shares”). As at June 30, 2007, there were issued and outstanding: (i) 9,353,470 Class A Shares; (ii) 411,692,968 Class B Shares; and (iii) nil Preferred Shares. As at the date of this Agreement, there were options to acquire an aggregate of 4,266,540 Class B

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Shares outstanding under the Offeror’s stock option plan (the “Options”). Except for the Options, as of the date of this Agreement there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Offeror or any Subsidiary to issue or sell any shares of the Offeror or securities or obligations of any kind convertible into or exchangeable for any shares of the Offeror. All outstanding Class B Shares to be issued on exercise of the Options have been duly authorized. The outstanding Class A Shares and Class B Shares are, and the Class B Shares to be issued on exercise of the Options, shall be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Offeror having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the outstanding Class A Shares and Class B Shares on any matter.

(c)

Authority and No Violation. The Offeror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the Offer has been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

The authorization of this Agreement, the execution and delivery by the Offeror of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall not:

(i)

result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

(A)	its or any Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder or the agreements covering any of its material joint ventures;
(B)

any applicable Laws (subject to obtaining applicable regulatory approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; or

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(C)

any note, bond, mortgage, indenture, contract, licence, permit or government grant to which the Offeror, any Subsidiary or any of its material joint ventures is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror;

(ii)

give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Offeror, any Subsidiary or any of its material joint ventures, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Offeror, any Subsidiary or any of its material joint ventures to cease to be available; and

(iii)

result in the imposition of any Encumbrance upon any assets of the Offeror, any Subsidiary or any of its material joint ventures, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Offeror, its Subsidiaries, or its material joint ventures in connection with the execution and delivery of this Agreement other than those which are contemplated by this Agreement.

(d)

Financial Statements. “Offeror Financial Statements” shall mean: (i) the audited consolidated financial statements of the Offeror (including any related notes thereto) for the fiscal years ended December 31, 2005 and December 31, 2006; and (ii) the unaudited consolidated financial statements of the Offeror for the quarter ended March 31, 2007. The Offeror Financial Statements have been prepared in accordance with Canadian GAAP and all applicable Laws and have been reconciled to U.S. GAAP in accordance with all applicable SEC requirements. Such Offeror Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Offeror as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material. Such Offeror Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Offeror and its Subsidiaries on a consolidated basis.

(e)

Liabilities. Except as Disclosed Publicly, or for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2006, none of the Offeror nor any of its Subsidiaries or material joint ventures has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for those that would not, in the

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aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

(f)

Absence of Certain Changes or Events. Except as Disclosed Publicly, since December 31, 2006: (i) and prior to the date hereof, each of the Offeror, its Subsidiaries and each of the Offeror’s material joint ventures has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there have not occurred any circumstances or events which would, individually or in the aggregate, reasonably be expected to give rise to a Material Adverse Change with respect to the Offeror, or have a Material Adverse Effect with respect to the Offeror.

(g)

Books and Records. The financial books, records and accounts of the Offeror, each of its Subsidiaries and each of its material joint ventures, in all material respects: (i) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Offeror, its Subsidiaries and each of its material joint ventures; and (iii) accurately and fairly reflect the basis for the Offeror Financial Statements.

(h)

Non-Competition Agreements. Neither the Offeror nor any Subsidiary, nor any of its material joint ventures, is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of the Offeror, its Subsidiaries or its material joint ventures is or would be conducted other than such contracts which individually or in the aggregate would not have a Material Adverse Effect with respect to the Offeror or would not materially impair the ability of the Offeror to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

(i)

No Defaults. Neither the Offeror nor any of its Subsidiaries, nor any of its material joint ventures, nor, to the Knowledge of the Offeror, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which the Offeror, any Subsidiary or any material joint venture is a party; or (B) any contract, agreement, lease, licence, permit, franchise or other instrument or obligation other than any evidencing indebtedness for borrowed money the breach of any of which referred to in this subparagraph, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

(j)

Litigation. (i) There is no claim, action, proceeding or investigation that has been commenced or, to the Knowledge of the Offeror, threatened against the Offeror or any Subsidiary or material joint venture of the Offeror before any Governmental

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Entity which, if determined adversely to the Offeror or the Subsidiary or material joint venture of the Offeror, as the case may be, would, individually or in the aggregate, reasonably be expected to result in liability to the Offeror or such Subsidiary or material joint venture of the Offeror in excess of Cdn. $100 million or have a Material Adverse Effect with respect to the Offeror; (ii) neither the Offeror nor any of its Subsidiaries or material joint ventures, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to, or a necessity for, the right or ability of the Offeror or any of its Subsidiaries or material joint ventures to conduct its business in a manner in which it currently conducts such business which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; (iii) neither the Offeror nor any of its Subsidiaries nor any material joint ventures is subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered, and to the Knowledge of the Offeror there are no events or circumstances which would reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Offeror. The Offeror is not subject, directly or indirectly, to any outstanding order, writ, injunction or decree that has had or is reasonably likely to prevent or materially prevent or materially delay the ability of the Offeror to consummate the Offer.

(k)	Intellectual Property.
(i)

The Offeror, its Subsidiaries and its material joint ventures own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are used in their respective businesses;

(ii)

the use by the Offeror, any Subsidiaries and its material joint ventures of its registered trademarks, service marks, copyrights, industrial designs, patents, design patents and all applications therefor (“Applicable IP”) does not infringe upon or breach the industrial or intellectual property rights of any other Person; and

(iii)	neither the Offeror nor its Subsidiaries nor any of its material joint ventures have commenced legal proceedings against any Person relating to an infringement by such Person of any Applicable IP;

except in each case to the extent that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Offeror.

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(l)	Employment Matters. Except as Disclosed Publicly, neither the Offeror nor any Subsidiary or material joint venture of the Offeror:
(i)

is a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts at the Offeror or any Subsidiary or material joint venture of the Offeror that, in each case, would individually or in the aggregate have a Material Adverse Effect with respect to the Offeror; and

(ii)

is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including any termination of such Persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect with respect to the Offeror.

The Offeror, its Subsidiaries and its material joint ventures have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any board or tribunal with respect to any of the areas listed herein other than where the failure to so operate, or for such proceedings which individually or in the aggregate, would not have a Material Adverse Effect with respect to the Offeror.

(m)

Collective Agreements. To the Knowledge of the Offeror, there are no threatened or apparent union organizing activities involving employees of the Offeror, its Subsidiaries or any of its material joint ventures not already covered by the collective agreements to which the Offeror is a party (the “Collective Agreements”) that would have a Material Adverse Effect with respect to the Offeror. Neither the Offeror nor any of its Subsidiaries, nor any of its material joint ventures, is in material violation of any provision under any Collective Agreement. There is no strike or lock out occurring or, to the Knowledge of the Offeror, threatened affecting the Offeror, any of its Subsidiaries or any of its material joint ventures that would have a Material Adverse Effect with respect to the Offeror, except as Disclosed Publicly.

(n)

OHSA Matters. The Offeror, each of its Subsidiaries and each of its material joint ventures is in compliance with the requirements of all applicable Laws covering occupational health and/or safety, including, to the extent applicable, the Occupational Health and Safety Act (Ontario), as amended, and the regulations promulgated thereunder, except for any non-compliance which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Offeror.

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(o)	Pension and Employee Benefits. Except as Disclosed Publicly:
(i)

The Offeror has complied, in all material respects, with all the terms of all agreements and all applicable Laws in respect of the pension and other employee compensation and benefit obligations of the Offeror, its Subsidiaries and its material joint ventures, including the terms of any Collective Agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Offeror, any of its Subsidiaries or any of its material joint ventures (collectively referred to as “Applicable Plans”), and except as Disclosed Publicly all Applicable Plans are fully funded and in good standing in all material respects with such regulatory authorities as may be applicable.

(ii)

No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Applicable Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Applicable Plans or their assets which individually or in the aggregate would have a Material Adverse Effect with respect to the Offeror.

(iii)

No event has occurred or condition exists with respect to any of the Applicable Plans or relating to any employee of the Offeror, a Subsidiary or a material joint venture of the Offeror which, individually or in the aggregate, is reasonably likely to result in a material liability to the Offeror, the Subsidiary or the material joint venture, as applicable.

(p)	Tax Matters.
(i)

All material reports, information statements and returns (“Returns”) relating to, or required to be filed in connection with, any Taxes required to be filed by or on behalf of the Offeror or any Subsidiary or material joint venture of the Offeror on or before the date of this Agreement have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.

(ii)

Each of the Offeror and its Subsidiaries and material joint ventures has duly and timely paid all Taxes (except to the extent immaterial individually or in the aggregate), including all instalments on account of

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Taxes for the current year, that are due and payable by it on or before the date of this Agreement, whether or not assessed and whether or not shown on any Return. Adequate provision has been made on the consolidated financial statements of the Offeror for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of the Offeror, its Subsidiaries or any material joint venture of the Offeror that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with Canadian GAAP and all other applicable accounting rules and principles.

(iii)

Except as Disclosed Publicly, no deficiencies exist or have been asserted with respect to Taxes of the Offeror or any Subsidiary or material joint venture of the Offeror, neither the Offeror nor any Subsidiary or material joint venture of the Offeror is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against the Offeror or any Subsidiary or material joint venture of the Offeror, or any of their respective assets, except where such deficiencies, actions or proceedings would not be expected to, individually, or in the aggregate, have a Material Adverse Effect with respect to the Offeror.

(iv)

Neither the Offeror nor any of its Subsidiaries is party to any material tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any Person (other than the Offeror or any of its Subsidiaries).

(q)

Compliance with Laws. The Offeror, its Subsidiaries and its material joint ventures have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror, or which would not materially impair the ability of the Offeror to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

(r)

Licences, Etc. The Offeror, each Subsidiary and each material joint venture owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses substantially as now conducted or as proposed to be conducted except for where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror, or would not reasonably be expected to materially impair the ability of the Offeror to perform its obligations hereunder or prevent or materially delay the consummation of the Contemplated Transaction.

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(s)

Insurance. Policies of insurance in force as of the date hereof naming the Offeror as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Offeror, its Subsidiaries and material joint ventures for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Offeror reasonable to seek such insurance rather than provide for self insurance. All such policies of insurance shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the Contemplated Transaction other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect with respect to the Offeror.

(t)

Environmental. All operations of the Offeror, its Subsidiaries and its material joint ventures have been and are now in compliance with all applicable Laws relating to the protection of the environment and employee and public health and safety (“Environmental Laws”), except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Offeror. Except as Disclosed Publicly, or except for those with respect to which adequate provision in accordance with Canadian GAAP has been made on the Offeror’s financial statements, neither the Offeror nor any of its Subsidiaries or material joint ventures is subject to:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or
(ii)

any demand or notice with respect to any Environmental Laws applicable to the Offeror, any Subsidiary or any material joint venture including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

which, in each case, individually or in the aggregate would have a Material Adverse Effect with respect to the Offeror.

(u)

Property and Title. Applying customary standards in the Canadian mining industry, each of the Offeror, its Subsidiaries and its material joint ventures has sufficient title, clear of any title defect or material Encumbrance (other than as Disclosed Publicly) to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and has good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by the Offeror, its Subsidiaries and its material joint ventures necessary to permit

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the operation of their respective businesses as presently owned and conducted, except for such failures of title that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Offeror. The Offeror, its Subsidiaries and its material joint ventures hold all mineral rights required to continue their respective business and operations as currently conducted and as proposed to be conducted as Disclosed Publicly, except to the extent that a failure to do so would not constitute a Material Adverse Effect with respect to the Offeror. All mineral rights held by the Offeror, its Subsidiaries and its material joint ventures are free and clear of all Encumbrances and royalty burdens (other than as Disclosed Publicly), and none of such mineral rights are subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business and which would not have a Material Adverse Effect with respect to the Offeror and except for such failures of title that would, individually or in the aggregate, not have a Material Adverse Effect with respect to the Offeror.

(v)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources Disclosed Publicly by the Offeror as of December 31, 2006 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Offeror, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts Disclosed Publicly by the Offeror as of December 31, 2006 except as a result of ongoing mining activities in the ordinary course of business.

(w)	Operational Matters.

Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect with respect to the Offeror:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Offeror, its Subsidiaries and its material joint ventures have been properly and timely paid;

(ii)

all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of the Offeror, its Subsidiaries and its material joint ventures have been duly paid, performed, or provided for prior to the date hereof;

(iii)

all: (i) mines where the Offeror or a Subsidiary of the Offeror is operator at the relevant time have been developed in compliance with all applicable Laws; and (ii) mines located in or on the lands of the Offeror, any

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Subsidiary or material joint venture, or lands pooled or unitized therewith, which have been abandoned by the Offeror or any Subsidiary or material joint venture of the Offeror, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

(iv)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Offeror or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(x)

Non-Arm’s Length Transactions. Other than as Disclosed Publicly, there are no material contracts or other material transactions between the Offeror or any of its Subsidiaries or material joint ventures, on the one hand, and any (i) officer or director of the Offeror or any of its Subsidiaries or material joint ventures, (ii) any holder of record or beneficial owner of 5% or more of any class of the voting or non-voting equity securities of the Offeror, or (iii) any Affiliate or Associate of any such officer, director or beneficial owner, on the other hand.

(y)

Reports. The Offeror has filed with all applicable securities regulatory authorities, stock exchanges and all applicable self-regulatory organizations true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2005, and all such documents complied in all material respects with the requirements of applicable Securities Laws. Without limiting the generality of the foregoing, the Offeror has filed with the British Columbia Securities Commission and the applicable securities regulatory authorities of the other provinces and territories of Canada, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Securities Laws to be filed by it in the last three (3) years. (Such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Offeror SEDAR Documents”.) The Offeror has also filed with or furnished to the SEC all forms, reports, schedules, statements and other documents required to be so filed or furnished by it in the last three (3) years in accordance with applicable Securities Laws in the United States (the “Offeror SEC Documents”). The Offeror SEDAR Documents and the Offeror SEC Documents at the time filed: (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws. The Offeror has not filed any confidential material change report with the British Columbia Securities Commission or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

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(z)

Disclosure Controls and Procedures. The Offeror has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Offeror under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Offeror in the reports and other filings under applicable Securities Laws is accumulated and communicated to the Offeror’s management, including its principal executive and principal financial officers, or Persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(aa)

Internal Control Over Financial Reporting. The Offeror maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and reconciled to US GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Offeror and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP and reconciled to US GAAP, and that receipts and expenditures of the Offeror and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Offeror and its Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Offeror’s and its Subsidiaries’ assets that could have a material effect on its financial statements. To the Knowledge of the Offeror, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the Offeror’s internal controls over financial reporting that are reasonably likely to adversely affect the Offeror’s ability to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Offeror’s internal control over financial reporting. Since December 31, 2006 and prior to the date of this Agreement, the Offeror has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Offeror regarding questionable accounting or auditing matters.

(bb)

Up-the-Ladder Reporting. No attorney representing the Offeror or any of its Subsidiaries, whether or not employed by the Offeror or any of its Subsidiaries, has reported evidence of a violation of any Securities Laws, breach of fiduciary duty or similar violation by the Offeror or any of its Subsidiaries or their respective officers, directors, employees or agents to the Offeror’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or board of directors.

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(cc)	Stock Exchange Compliance. The Offeror is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the TSX.
(dd)

No Prohibited Personal Loans. Neither the Offeror nor any of its Subsidiaries has made, arranged or modified (in any material way) any extension of credit, in the form of a personal loan or otherwise, to any executive officer or director of the Offeror or any of its Subsidiaries that would be prohibited by Section 402 of the U.S. Sarbanes-Oxley Act of 2002.

(ee)

Fees. The Offeror has disclosed to the Company all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder’s fee or other like payment against the Offeror or any of its Subsidiaries in connection with the Offer.

(ff)

Cumulative Breach. The breaches, if any, of the representations made by the Offeror in this Agreement that would occur if all references in such representations to phrases concerning materiality were deleted, are not breaches that in the aggregate represent circumstances which have or would reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

(gg)

Financing Arrangements. The Offeror has made adequate arrangements to ensure that the required funds are available to effect payment in full of the cash component of the purchase price payable for all of the Common Shares acquired pursuant to the Offer.

(hh)

US Securities Laws Matters. Except for any eligibility requirements of Forms F-8, F-80 and F-10 that relate to the Company for which no representation or warranty is made, the Offeror is currently, and will be prior to the issuance of the Offeror Shares under the Offer, eligible to use any of Forms F-8, F-80 and F-10 to register under the 1933 Act the Offeror Shares issued under the Offer.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In this Schedule C, the following terms shall have the following meanings:

“Company Disclosure Letter” means the letter dated the date of this Agreement from the Company to the Offeror delivered concurrently with this Agreement;

“Disclosed to the Offeror” means disclosed in writing by the Company or its counsel, to the Offeror or its counsel, in connection with the Confidentiality Agreement dated June 29, 2007 between the Company and the Offeror, since June 29, 2007 and on or prior to the date of this Agreement;

“Disclosed Publicly” means publicly disclosed in a filing by the Company with the Ontario Securities Commission since January 1, 2006 and on or prior to the date of this Agreement which is currently available for retrieval through the SEDAR system; and

“Knowledge of the Company” means the actual knowledge of any of the senior officers of the Company.

Subject to any exceptions contained in the Company Disclosure Letter, the Company represents and warrants to and in favour of the Offeror as follows:

(a)

Organization. The Company, each Subsidiary and each of its material incorporated joint ventures has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate or legal power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. The Company’s percentage of ownership of all material Subsidiaries and all material joint ventures is as Disclosed Publicly. All of the outstanding shares of the Company’s Subsidiaries which are held directly or indirectly by the Company are validly issued, fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all Encumbrances of any kind or nature whatsoever held by third parties. Other than as Disclosed to the Offeror or Disclosed Publicly: (i) there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Company’s Subsidiaries; and (ii) all ownership interests of the Company and its Subsidiaries in the Company’s material joint ventures are owned free and clear of all Encumbrances of any kind or nature whatsoever held by third parties and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any ownership interests therein except outstanding rights of first refusal and pre-emptive rights under existing agreements governing the joint venture.

(b)	Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Class A shares issuable

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in series. As at the date of this Agreement there were issued and outstanding: (i) 98,672,206 Common Shares; and (ii) nil Class A shares. As at the date of this Agreement there were options (including obligations to grant options) to acquire an aggregate of 1,784,000 Common Shares outstanding under the Company’s stock option plan (the “Options”), all of which are or shall become exercisable upon the making of the Offer, all having exercise prices and other terms as Disclosed Publicly or Disclosed to the Offeror. Except for the Options, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any Subsidiary to issue or sell any shares of the Company or securities or obligations of any kind convertible into or exchangeable for any shares of the Company. All outstanding Common Shares and the Common Shares to be issued on exercise of the Options have been duly authorized. The outstanding Common Shares are, and the Common Shares to be issued on exercise of the Options, shall be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the outstanding Common Shares on any matter. Neither the Company nor any of its Subsidiaries has any obligation to repurchase, redeem (except on the exercise of retraction rights in the discretion of the holder in accordance with the terms of outstanding securities) or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of its Subsidiaries or material joint ventures. No holder of securities issued by the Company or any Subsidiary has any right to compel the Company to register or otherwise qualify securities for public sale in Canada or the United States or elsewhere. The Company does not have a shareholder rights plan or similar plan.

(c)

Authority and No Violation. The Company has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Offer have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, other than, with respect to the Directors’ Circular and other matters relating solely thereto, the approval of the Board of Directors. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

The authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall not:

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(i)

result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

(A)	its or any Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder or the agreements covering any of its material joint ventures;
(B)

any applicable Laws (subject to obtaining the regulatory approvals Disclosed to the Offeror), except to the extent that the violation or breach of, or failure to obtain any consent under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company or, if the Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; or

(C)

any note, bond, mortgage, indenture, contract, licence, permit or government grant to which the Company, any Subsidiary or any of its material joint ventures is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company or, if the Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect with respect to the Offeror;

(ii)

give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Company, any Subsidiary or any of its material joint ventures, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Company, any Subsidiary or any of its material joint ventures to cease to be available; and

(iii)

result in the imposition of any Encumbrance upon any assets of the Company, any Subsidiary or any of its material joint ventures, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Company, its Subsidiaries or its material joint ventures in connection with the execution and delivery of this Agreement other than those which are contemplated by this Agreement or Disclosed to the Offeror.

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(d)

Financial Statements. “Company Financial Statements” shall mean: (i) the audited consolidated financial statements of the Company (including any related notes thereto) for the fiscal years ended December 31, 2006 and December 31, 2005; and (ii) the unaudited consolidated financial statements of the Company for the quarter ended March 31, 2007. The Company Financial Statements have been prepared in accordance with Canadian GAAP and all applicable Laws. Such Company Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material. Such Company Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Company and its Subsidiaries on a consolidated basis.

(e)

Liabilities. Except as Disclosed Publicly, or for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2006, none of the Company, nor any of the Company’s Subsidiaries or material joint ventures has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for those that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(f)

Absence of Certain Changes or Events. Except as Disclosed Publicly, since December 31, 2006: (i) and prior to the date hereof, each of the Company, its Subsidiaries and each of the Company’s material joint ventures has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there have not occurred any circumstances or events which would, individually or in the aggregate, reasonably be expected to give rise to a Material Adverse Change with respect to the Company, or have a Material Adverse Effect with respect to the Company.

(g)

Books and Records. The financial books, records and accounts of the Company, each of its Subsidiaries and each of its material joint ventures, in all material respects: (i) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company, its Subsidiaries and each of its material joint ventures; and (iii) accurately and fairly reflect the basis for the Company Financial Statements. The Company’s and its Subsidiaries’ corporate minute books contain minutes of all meetings and resolutions of the directors and securityholders held.

(h)

Non-Competition Agreements. Neither the Company nor any Subsidiary, nor any of its material joint ventures, is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the

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manner or the localities in which all or any material portion of the business of the Company, its Subsidiaries or its material joint ventures is or would be conducted other than such contracts which individually or in the aggregate would not have a Material Adverse Effect with respect to the Company or would not materially impair the ability of the Company to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

(i)

No Defaults. Neither the Company nor any of its Subsidiaries, nor any of its material joint ventures, nor, to the Knowledge of the Company, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which the Company, any Subsidiary or any material joint venture is a party; or (B) any contract, agreement, lease, licence, permit, franchise or other instrument or obligation other than any evidencing indebtedness for borrowed money the breach of any of which referred to in this subparagraph, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Company.

(j)

Litigation. (i) There is no claim, action, proceeding or investigation that has been commenced or, to the Knowledge of the Company, threatened against the Company or any Subsidiary or material joint venture of the Company before any Governmental Entity which, if determined adversely to the Company or the Subsidiary or material joint venture of the Company, as the case may be, would, individually or in the aggregate, reasonably be expected to result in liability to the Company or such Subsidiary or material joint venture of the Company in excess of Cdn. $25 million or have a Material Adverse Effect with respect to the Company or, if the Contemplated Transaction were completed, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; (ii) neither the Company nor any of its Subsidiaries or material joint ventures, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to, or a necessity for, the right or ability of the Company or any of its Subsidiaries or material joint ventures to conduct its business in a manner in which it currently conducts such business which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company; (iii) neither the Company nor any of its Subsidiaries nor any material joint venture is subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered, and to the Knowledge of the Company there are no events or circumstances which would reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company. The Company is not subject, directly or indirectly, to any outstanding order, writ, injunction or decree that has

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had or is reasonably likely to prevent or materially prevent or materially delay the ability of the Offeror to consummate the Offer.

(k)	Intellectual Property.
(i)

The Company, its Subsidiaries and its material joint ventures own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are used in their respective businesses;

(ii)

the use by the Company, any Subsidiaries and its material joint ventures of its registered trademarks, service marks, copyrights, industrial designs, patents, design patents and all applications therefor (“Applicable IP”) does not infringe upon or breach the industrial or intellectual property rights of any other Person; and

(iii)	neither the Company nor its Subsidiaries nor any of its material joint ventures have commenced legal proceedings against any Person relating to an infringement by such Person of any Applicable IP;

except in each case to the extent that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

(l)	Employment Matters. Except as Disclosed Publicly or Disclosed to the Offeror, neither the Company nor any Subsidiary or material joint venture of the Company:
(i)	is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any senior executive;
(ii)

is a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts at the Company or any Subsidiary or material joint venture of the Company that, in each case, would individually or in the aggregate have a Material Adverse Effect with respect to the Company; and

(iii)

is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including any termination of such Persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect with respect to the Company.

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The Company, its Subsidiaries and its material joint ventures have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any board or tribunal with respect to any of the areas listed herein other than where the failure to so operate, or for such proceedings which individually or in the aggregate, would not have a Material Adverse Effect with respect to the Company.

(m)

Collective Agreements. To the Knowledge of the Company, there are no threatened or apparent union organizing activities involving employees of the Company, its Subsidiaries or any of its material joint ventures not already covered by the collective agreements to which the Company, its Subsidiaries or its material joint ventures is a party that would have a Material Adverse Effect with respect to the Company. Neither the Company nor any of its Subsidiaries, nor any of its material joint ventures, is in material violation of any provision under any such collective agreements. There is no strike or lock out occurring or, to the Knowledge of the Company, threatened affecting the Company, any of its Subsidiaries or any of its material joint ventures that would have a Material Adverse Effect with respect to the Company, except as Disclosed Publicly.

(n)

OHSA Matters. The Company, each of its Subsidiaries and each of its material joint ventures is in compliance with the requirements of all applicable Laws covering occupational health and/or safety, including, to the extent applicable, the Occupational Health and Safety Act (Ontario), as amended, and the regulations promulgated thereunder, except for any non-compliance which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

(o)	Pension and Employee Benefits. Except as Disclosed Publicly:
(i)

The Company has complied, in all material respects, with all the terms of all agreements and all applicable Laws in respect of the pension and other employee compensation and benefit obligations of the Company, its Subsidiaries and its material joint ventures, including the terms of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company, any of its Subsidiaries or any of its material joint ventures (collectively referred to as “Applicable Plans”), and all Applicable Plans are fully funded and in good standing in all material respects with such regulatory authorities as may be applicable.

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(ii)

No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Applicable Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Applicable Plans or their assets which individually or in the aggregate would have a Material Adverse Effect with respect to the Company, a Subsidiary or material joint venture, as applicable.

(iii)

No event has occurred or condition exists with respect to any of the Applicable Plans or relating to any employee of the Company, a Subsidiary or a material joint venture of the Company which, individually or in the aggregate, is reasonably likely to result in a material liability to the Company, the Subsidiary or the material joint venture, as applicable.

(p)	Tax Matters.
(i)

All material reports, information statements and returns (“Returns”) relating to, or required to be filed in connection with, any Taxes required to be filed by or on behalf of the Company or any Subsidiary or material joint venture of the Company on or before the date of this Agreement have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.

(ii)

Each of the Company and each of its Subsidiaries and material joint ventures, has duly and timely paid all Taxes (except to the extent immaterial, individually or in the aggregate), including all instalments on account of Taxes for the current year, that are due and payable by it on or before the date of this Agreement whether or not assessed and whether or not shown on any Return. Adequate provision has been made on the consolidated financial statements of the Company for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of the Company, its Subsidiary or any material joint venture of the Company that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with Canadian GAAP and all other applicable accounting rules and principles.

(iii)

Except as Disclosed Publicly or Disclosed to the Offeror, no deficiencies exist or have been asserted with respect to Taxes of the Company or any Subsidiary or any material joint venture of the Company, neither the Company nor any Subsidiary or material joint venture of the Company is a

- C9 -

party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against the Company or any Subsidiary or material joint venture of the Company, or any of their respective assets, except where such deficiencies, actions or proceedings would not be expected to, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, such Subsidiary or such material joint venture.

(iv)

Neither the Company nor any of its Subsidiaries is party to any material tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any Person (other than the Company or any of its Subsidiaries).

(q)

Compliance with Laws. The Company, its Subsidiaries and its material joint ventures have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, or which would not materially impair the ability of the Company to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

(r)

Licences, Etc. The Company, each Subsidiary and each material joint venture owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses substantially as now conducted or as proposed to be conducted except for where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, or would not reasonably be expected to materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Contemplated Transaction.

(s)

Insurance. Policies of insurance in force as of the date hereof naming the Company as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Company, its Subsidiaries and material joint ventures for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Company reasonable to seek such insurance rather than provide for self insurance. All such policies of insurance shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the Contemplated Transaction other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect with respect to the Company or such cancellations as have been Disclosed to the Offeror.

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(t)

Environmental. All operations of the Company, its Subsidiaries and its material joint ventures have been and are now in compliance with all applicable Laws relating to the protection of the environment and employee and public health and safety (“Environmental Laws”), except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. Except as Disclosed Publicly, or except for those with respect to which adequate provision in accordance with Canadian GAAP has been made on the financial statements of the Company, neither the Company nor any of its Subsidiaries or material joint ventures, is subject to:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or
(ii)

any demand or notice with respect to any Environmental Laws applicable to the Company, any Subsidiary or any material joint venture including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

which, in each case, individually or in the aggregate would have a Material Adverse Effect with respect to the Company.

(u)

Property and Title. Applying customary standards in the Canadian mining industry, each of the Company, its Subsidiaries and its material joint ventures has sufficient title, clear of any title defect or material Encumbrance (other than as Disclosed Publicly), to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and has good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by the Company, its Subsidiaries and its material joint ventures necessary to permit the operation of their respective businesses as presently owned and conducted, except for such failures of title that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, any Subsidiary or any material joint venture. The Company, its Subsidiaries and its material joint ventures hold all mineral rights and water rights required to continue their respective business and operations as currently conducted and as proposed to be conducted as Disclosed Publicly, except to the extent that a failure to do so would not constitute a Material Adverse Effect with respect to the Company, any Subsidiary or any material joint venture. All mineral rights and water rights held by the Company, its Subsidiaries and its material joint ventures are free and clear of all Encumbrances and royalty burdens (other than as Disclosed Publicly), and none of such mineral rights or water rights are subject to

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reduction by reference to mine payout or otherwise except for those created in the ordinary course of business and which would not have a Material Adverse Effect with respect to the Company, any Subsidiary or any material joint venture and except for such failures of title that would, individually or in the aggregate, not have a Material Adverse Effect with respect to the Company, any Subsidiary and any material joint venture.

(v)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources Disclosed Publicly by the Company as of December 31, 2006 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Company, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts Disclosed Publicly by the Company as of December 31, 2006 except as a result of ongoing mining activities in the ordinary course of business. Except as set out in the Company Disclosure Letter, all material drill results have been Publicly Disclosed by the Company and its Subsidiaries.

(w)	Operational Matters.

Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect with respect to the Company:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Company, its Subsidiaries and its material joint ventures, have been properly and timely paid;

(ii)

all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of the Company, its Subsidiaries and its material joint ventures have been duly paid, performed, or provided for prior to the date hereof;

(iii)

all: (i) mines where the Company or a Subsidiary of the Company is operator at the relevant time have been developed in compliance with all applicable Laws; and (ii) mines located in or on the lands of the Company, any Subsidiary or material joint venture, or lands pooled or unitized therewith, which have been abandoned by the Company or any Subsidiary or material joint venture of the Company, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

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(iv)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(x)

Non-Arm’s Length Transactions. Except as Disclosed to the Offeror, there are no material contracts or other material transactions between the Company or any of its Subsidiaries or material joint ventures, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries or material joint ventures, (ii) any holder of record or beneficial owner of 5% or more of any class of the voting or non-voting equity securities of the Company, or (iii) any Affiliate or Associate of any such officer, director or beneficial owner, on the other hand.

(y)

Reports. The Company has filed with all applicable securities regulatory authorities, stock exchanges and all applicable self-regulatory organizations true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by either of them since January 1, 2005, and all such documents complied in all material respects with the requirements of applicable Canadian securities laws. Without limiting the generality of the foregoing, the Company has filed with the Ontario Securities Commission and the applicable securities regulatory authorities of the other provinces and territories of Canada, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Canadian securities laws to be filed by it in the last three (3) years. (Such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Company SEDAR Documents”.) The Company SEDAR Documents at the time filed: (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Canadian securities laws. The Company has not filed any confidential material change report with the Ontario Securities Commission or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(z)

Disclosure Controls and Procedures. The Company has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the applicable Canadian securities laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports and other filings under applicable Canadian securities laws is accumulated and communicated to the Company’s management, including its

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principal executive and principal financial officers, or Persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(aa)

Internal Control Over Financial Reporting. The Company maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and its Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on its financial statements. To the Knowledge of the Company, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Offeror’s ability to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since December 31, 2006 and prior to the date of this Agreement, the Company has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(bb)

Up-the-Ladder Reporting. Except as Disclosed to the Offeror, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of any Canadian securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or board of directors.

(cc)	Stock Exchange Compliance. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the Santiago Stock Exchange.
(dd)

Fees. The Company has delivered to the Offeror complete copies of all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder’s fee or other like payment against the Company or any of its Subsidiaries in connection with the Offer.

- C14 -

(ee)

Cumulative Breach. The breaches, if any, of the representations made by the Company in this Agreement that would occur if all references in such representations to phrases concerning materiality were deleted, are not breaches that in the aggregate represent circumstances which have or would reasonably be expected to have a Material Adverse Effect with respect to the Company or, in the event that the Contemplated Transaction were consummated, would reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

EXTERNAL NEWS RELEASE

07-19-TC

For Immediate Release:	July 3, 2007

TECK COMINCO MAKES FRIENDLY

C$41 PER SHARE OFFER FOR AUR RESOURCES

Highlights

•	Aur shareholders to receive C$30.75 in cash and 0.2187 of a Teck Cominco Class B share per Aur common share at full pro-ration;
•	Unanimously supported by Aur’s Board of Directors;
•

Acquisition of Aur will immediately add over 200 million pounds or 43% to Teck Cominco’s annual copper production and 136% to copper reserves and resources, and is expected to add 342 million pounds or 72% to annual copper production by 2010;

•	Offer represents a premium of 29% to the 20-day volume weighted average closing price and to the closing price of Aur shares as at June 29, 2007;
•	Transaction is expected to be immediately accretive to Teck Cominco’s earnings and cash flow per share.

Vancouver, BC -- Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] and Aur Resources Inc. [TSX:AUR, SSE:AUR] announced today that Teck Cominco will make a C$4.1 billion cash and share offer to acquire all of the outstanding shares of Aur Resources. Aur shareholders will receive C$41.00 or 0.8749 of a Teck Class B subordinate voting share per Aur common share, subject to pro-ration. The maximum amount of cash to be paid by Teck Cominco is C$3.1 billion and the maximum number of Teck Cominco Class B shares to be issued is approximately 22 million shares. At full pro-ration, Aur shareholders would receive C$30.75 in cash and 0.2187 of a Teck Cominco Class B share per Aur common share. The offer represents a premium of 29% based on the 20-day volume weighted average closing prices of Teck Cominco Class B shares and Aur common shares on the Toronto Stock Exchange and 28% based on the closing prices of Teck Cominco Class B shares and Aur common shares on the Toronto Stock Exchange as at June 29, 2007.

TECK COMINCO LIMITED

200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

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Teck Cominco President and Chief Executive Officer, Donald R. Lindsay said: “The acquisition of Aur Resources will immediately increase our cash flow and add substantially to our long term growth in copper production. We are pleased to re-establish our operating presence in Chile and believe that this transaction will create significant value for Teck Cominco shareholders.”

“The cash and share offer of $41 per Aur share made by Teck Cominco is an excellent offer which has been unanimously supported by an independent committee of and by our entire board of directors. The offer represents a substantial premium to Aur’s share price, with the share component providing our shareholders the opportunity to participate in the future growth prospects of Teck Cominco on a tax deferred basis” said Dr. Gill, President and Chief Executive Officer of Aur. “I cannot think of a buyer better suited to managing Aur’s assets going forward and I look forward to being a Teck Cominco shareholder for many years”.

The acquisition of Aur Resources will enhance Teck Cominco’s copper production and reserves:

•	Annual copper production will grow immediately by over 200 million pounds – an approximate 43% increase;
•	Annual copper production by 2010 is expected to increase by 342 million pounds, or 72% over 2007 pre-transaction level;
•	Copper reserves and resources will increase by 15 billion pounds or 136%, of which 8 billion pounds are in reserves

Dr. Norman B. Keevil, Teck Cominco’s Chairman, said: “This transaction is consistent with Teck’s continuing strategy of balance in building the company. It will add both current copper production and new copper operations under development, and the increase in our copper interests will help to balance our existing strength in zinc and coal”

Teck Cominco will finance the cash portion of the offer using its substantial cash resources. With the payment of today’s dividend, Teck Cominco has returned more than $1 billion to shareholders in 2007, through dividends and the repurchase of 13.1 million Class B shares for $577 million pursuant to a normal course issuer bid.

Mr. Lindsay said: “Our offer presents an attractive opportunity for Aur’s shareholders. They will receive a significant premium over the historical highest price for their shares while also benefiting from the opportunity to participate in a larger, broadly diversified company with a strong balance sheet, enhanced dividend yield and long term growth potential.”

Teck Cominco and Aur have entered into a support agreement which provides for, among other things, a non-solicitation covenant on the part of Aur, subject to customary “fiduciary out” provisions that entitle Aur to consider and accept a superior proposal, a right in favour of Teck Cominco to match any superior proposal and the payment to Teck Cominco of a termination payment of C$140 million if the acquisition is not completed as a result of the superior proposal.

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The Board of Directors of Aur, after consultation with its financial and legal advisors, has unanimously approved entering into the support agreement and recommends that Aur shareholders tender to Teck Cominco’s offer. CIBC World Markets Inc., acting as financial advisor to Aur, has provided an opinion that such offer is fair, from a financial point of view, to Aur shareholders. Aur’s legal advisors are Heenan Blaikie LLP.

Full details of the offer will be included in a formal offer and takeover bid circular to be mailed to Aur shareholders in accordance with applicable securities laws. Teck Cominco expects to mail the takeover bid documents to Aur shareholders on or before July 18. The offer will be open for acceptance for at least 35 days following the date of the mailing. The offer will be subject to the usual conditions including receipt of all necessary regulatory approvals, absence of material adverse changes and acceptance of the offer by Aur shareholders owning not less than 66?% of the Aur shares on a fully diluted basis. Once the 66?% acceptance level is met, Teck Cominco intends to take steps to acquire all the outstanding Aur shares. Teck Cominco intends to promptly make the necessary regulatory filings in respect of the offer with the appropriate authorities. Teck Cominco expects the offer to receive regulatory approval in the normal course. Teck Cominco’s financial advisors are Merrill Lynch Canada Inc. Its legal advisors are Lang Michener LLP in Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States.

Investor and Analyst Conference Call and Webcast

The investment community is invited to participate in a conference call and webcast regarding the offer as follows:

Tuesday, July 3, 2007, at 8:30 a.m. (EDT)

Toll Free (North America): 1-866-223-7781

Local/International: +416-641 6177

The live webcast can be accessed by visiting www.teckcominco.com and clicking on the event title under “Webcasts” or by accessing http://www.vcall.com. The conference call will be available for replay until Monday, July 31, 2007, by calling 1-800-408 3053 for North American callers and +416-695-5800 for international/local callers. Passcode: 3227886#.

An archival webcast of the presentation will be available via the Internet by visiting

www.teckcominco.com and clicking on the event title under “Webcasts”.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Aur Resources Inc. Teck Cominco will prepare and file a Registration Statement (containing an offer to purchase and a share exchange takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

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Investors and shareholders are urged to read the takeover bid circular, Registration Statement, and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Aur Resources shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco,

600-200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9,

Attention: Corporate Secretary, by telephone to (604) 687-1117, or by e-mail to: info@teckcominco.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “is estimated”, “forecasts”,, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck Cominco or Aur Resources to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the future copper production and associated cash flow of Aur Resources and Teck Cominco, as well as with respect to their respective copper reserves and resources. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, commodity prices, interest rates, costs of construction and costs of production, production and productivity levels, market competition, and receipt of necessary approvals The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: business and economic conditions in the mining industry generally, the supply and demand for labour and other project inputs, prices for commodities to be produced, changes in commodity prices, changes in interest and currency exchange rates, inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors as detailed from time to time in Teck Cominco’s reports filed with the SEC and Canadian securities administrators.

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Certain of these risks are described in more detail in the annual info+rmation form of Teck Cominco and in its public filings with the SEC and Canadian securities administrators. Teck Cominco does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. Teck Cominco is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

About Aur Resources

Aur is a Canadian mining company headquartered in Toronto, Canada, the common shares of which are listed on the Toronto Stock Exchange and the Santiago Stock Exchange under the symbol “AUR”. Its principal mining assets consist of its 76.5% interest in the Quebrada Blanca copper mine in Chile, its 90% interest in the Andacollo copper mine and the Andacollo hypogene copper-gold deposit under development in Chile and its 100% interest in the Duck Pond copper-zinc mine in Newfoundland, Canada.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com

James W. Gill

President and Chief Executive Officer

Aur Resources Inc.

(416) 362-2614

jim_gill@aurresources.com

Peter McCarter

Executive Vice-President, Corporate Affairs and Secretary

Aur Resources Inc.

(416) 362-2614

peter_mccarter@aurresources.com